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Securities and Exchange

JUN 04 2018

RECEIVED

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W Campion Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4242 Six Forks Road, Suite 820
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gavin W Shaw. 919 590 3230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Ste 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Gavin Shaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W Campion Capital, LLC, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN D HOOVER
My Commission Expires 10-31-22
NOTARY PUBLIC
WAKE COUNTY, NC

Kathryn D Hoover
Kathry D Hoover

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W CAMPION CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS

ASSETS		
Cash	$	394,653
Fees receivable		89,600
Other assets		8,796
TOTAL ASSETS	$	493,049

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		493,049
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	493,049

The accompanying notes are an integral part of this financial statement.

W CAMPION CAPITAL LLC
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2018

Note 1 - Organization

W Campion Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February, 2014, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on October 30, 2014.

W Campion Capital LLC is a single member LLC, wholly owned by Campion Capital Ltd. (the "Sole Member") based in London, United Kingdom. The Company is a placement agent for private alternative investment funds on a best efforts basis. It operates out of three offices, a main office in Raleigh, North Carolina, a registered branch in Miami, Florida and a non-registered branch in London, United Kingdom.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as a percentage of the fund management fees paid by the fund manager on a quarterly basis. Fees receivable at March 31, 2018 were $89,600. In the opinion of management, at March 31, 2018 all fees receivable were considered collectible and no allowance was necessary.

Income Taxes

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is subject to examination by federal, state or local tax authorities for the years ended March 31, 2015 thru March 31, 2017.

As of March 31, 2018, the Company had federal and state net operating loss carryforwards of approximately $1,827,000, of which $1,350,000 expire in 2037.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

W CAMPION CAPITAL LLC
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2018

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

During the year ended March 31, 2018, there were three customers that represented 99% of total revenues and 98% of fees receivable at March 31, 2018. Included in these total revenues was 26% of consulting services provided to the sole member (see related party footnote below).

Note 4 - Related Party

During the year ended March 31, 2018, the Company entered into an agreement to provide consulting services to its sole member. Total revenue from this agreement was $120,000 for the year ended March 31, 2018.

Note 5 – Going Concern

As shown in the accompanying financial statements, the Company has incurred recurring losses from operations. These losses raise substantial doubt about the Company's ability to continue as a going concern. The Sole Member has funded these losses and will continue to fund additional losses until the Company is profitable

For the year ended March 31, 2018, the Company has both increased revenues and reduced expenses. Revenues are expected to continue to increase in the future and costs have stabilized. Based upon these factors, the accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2018, the Company had net capital of $394,653, which exceeded its requirement by $389,653.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2018, this ratio was 0.0 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 7 - Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 606)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. Management has evaluated the Company's revenue streams and has determined this update will not have a material effect on the Company's financial statements.

Note 8 - Commitments and Contingencies

In October 2017, the Company renewed a lease for its Miami office space for eleven months ending September 30, 2018, at $1,581 per month.

In February 2018, the Company renewed a lease for its Raleigh office space at $1,494 per month ending March 31, 2019.

Rent expense for the year ended March 31, 2018 was $39,860.

Year Ending March 31:	
2019	$27,414
Total Minimum Lease Payments	$27,414

W CAMPION CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2018

W CAMPION CAPITAL LLC

CONTENTS

Sciaccotta

Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
W Campion Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of W Campion Capital LLC, (the "Company") as of March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of W Campion Capital LLC as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as W Campion Capital LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 23, 2018

Phone 708.489.1680 Fax 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232